Exhibit (d)(2)(vi)

Vaughan Nelson Small Cap Value Fund

Amendment to the Sub-Advisory Agreement

(Vaughan Nelson Investment Management, L.P.)

July 1, 2021

Pursuant to Section 11 of the Sub-Advisory Agreement (the “Agreement”) dated March 4, 2004, among Natixis Funds Trust I, a Massachusetts business trust (the “Trust”), with respect to its Vaughan Nelson Small Cap Value Fund series (the “Series”), Natixis Advisors, L.P., a Delaware limited partnership (the “Manager”), and Vaughan Nelson Investment Management, L.P., a Delaware limited partnership (the “SubAdviser”), the Agreement is hereby amended by deleting Section 7 and replacing it with the following:

7. Compensation of the Sub-Adviser. As full compensation for all services rendered, facilities furnished and expenses borne by the Sub-Adviser hereunder, the SubAdviser shall be paid at the annual rate of 0.52% of the average daily net assets of the Series (or such lesser amount as the Sub-Adviser may from time to time agree to receive). Such compensation shall be paid by the Trust (except to the extent that the Trust, the Sub-Adviser and the Manager otherwise agree in writing from time to time). Such compensation shall be payable monthly in arrears or at such other intervals, not less frequently than quarterly, as the Manager is paid by the Series pursuant to the Advisory Agreement.

NATIXIS ADVISORS, L.P.

By: Natixis Distribution Corporation, its general partner

By: /s/Russell Kane

Name: Russell Kane

Title: Executive Vice President, General Counsel,

          Secretary and Clerk

VAUGHAN NELSON INVESTMENT MANAGEMENT, L.P.

By: Vaughan Nelson Investment Management, Inc., its general partner

By: /s/Richard Faig

Name: Richard Faig

Title: Chief Compliance Officer

NATIXIS FUNDS TRUST II

On behalf of its Vaughan Nelson Small Cap Value Fund series

By: /s/David L. Giunta

Name: David L. Giunta

Title: President and Chief Executive Officer